TRANSAKT CORP

January 25, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Attention: Mr. Larry Spirgel

Dear Sir,

Re:

TransAKT Corp.

Form 20-F for the year ended December 31, 2004

File No. 000-5039

We are writing in response to your letter dated November 18, 2005.

1)

We Note your revision to Item 15. Controls and Procedures in the amended Form 20-F.  However, we also note that you continue to include the qualifying language such as “[t]here were no significant changes in our internal controls…”  in the fourth paragraph and that you make reference to “[w]ithin 90 days prior to the date of this report…” in the third paragraph.  In future filings, please remove the fourth paragraph entirely and delete the reference to “[w]ithin 90 days prior to the date of this report…” in the third paragraph.

In all future filings we shall remove the fourth paragraph entirely and delete the reference to “[w]ithin 90 days prior to the date of this report…” in the third paragraph.

2)

Refer to response to comment 3 and the prior auditors’ report on page 3.  Based on the opinion paragraph of the report, it appears that your 2003, 2002, and 2001 financial statements are prepared in accordance with US GAAP rather than Canadian GAAP as you indicated in Note 2.  Please explain and revise accordingly.  Also we previously requested, have your prior auditors revise their report to refer to “the standards of the Public Accounting Oversight Board (United States)” as required by PCAOB Auditing Standard No. 1.

Our 2003, 2002, and 2001 financial statements were prepared in accordance with Canadian GAAP and the opinion paragraph of the report has been amended.

We have not amended the previous audit reports (2003, 2002 and 2001) to refer to the standards of the PCAOB because from our reading, Auditing Standard No. 1 was published effective May 14, 2004.  The 2003, 2002 and 2001 audits were completed and the Auditor’s Reports were released before that date.  The auditing Standard No. 1 was not effective and could not be complied with prior to then.

Suite 260, 1414 8th Street SW, Calgary, AB, T2R 1J6 Telephone (403) 290-1744

In addition, the former auditor was not registered with the PCAOB.  The former auditors are of the opinion that they are precluded from referring to the PCAOB standards.

We ask that, given the circumstances above, if you feel that the former reports still need to refer to PCAOB Auditing Standard No. 1, that we be allowed to apply the requirement prospectively as it would cause undue expense and hardship to the Company to have the prior statements re-audited by a PCAOB registered auditor who can refer to the auditing standard.

3)

We have read and considered your response to comment 5.  In determining the fair value of the 14,080,000 shares issued in the acquisition under US GAAP, we believe that the quoted market price of the shares issued to effect a business combination generally should be used to estimate the fair value of an acquired entity.  Note that the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of the shares issued.  If the valuation methodology as described in the response is in conformity with Canadian GAAP, please clearly state so and provide readers the transparent disclosures on the valuation methodology including the substance of your response in Note for and MD&A.  Also, address the impact and the difference between US and Canadian GAAP in Note 19 and advise us.  Refer to paragraph 22 of SFAS 121.  Further, it appears your response is inconsistent with your disclosures in Note 4.  Please advise or revise accordingly.

Management believes that the valuation methodology as described in the response dated November 1, 2005 is consistent with the requirements of Canadian GAAP, as further described below:

EIC-62 deals specifically with the valuation of shares issued as consideration in a business combination, and specifies that the shares issued as consideration should be valued at fair value, as required by CICA Handbook section 1581.

CICA Handbook section 1581.25 and 1581.26 states:

“The fair value of shares traded in the market is generally more clearly evident than the fair value of an acquired enterprise. Thus, in accounting for a business combination effected by issuing shares, the quoted market price of the shares issued generally is used to estimate the fair value of the acquired enterprise after recognizing possible effects of price fluctuations, quantities traded, issue costs, and similar items. The value of the shares is based on their market price over a reasonable period before and after the date the terms of the business combination are agreed to and announced.

When the quoted market price of shares issued to effect a business combination is not representative of their fair value, the net assets received, including goodwill, and the extent of the adjustment of the quoted market price of the shares issued, are assessed to determine the amount to be recorded. All aspects of the business combination, including the negotiations, are considered, and independent appraisals may be used as an aid in determining the fair value. Consideration other than shares issued to effect a business combination may provide evidence of the total fair value received.”

Paragraph 22 of SFAS 141 appears to be similar to section 1581.25, and states:

“The fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity (paragraph 6). Thus, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like. The market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued (Opinion 16, paragraph 74).”

In this case, management has determined that recognizing the effects of the small quantities traded and price fluctuations results in a fair value for the shares issued in the business acquisition that is lower than the quoted market price at the time of the acquisition.  Management believes the valuation methodology as described in the response dated November 1, 2005 reasonably represents the fair value of the shares issued as required by CICA Handbook section 1581, and is also in line with the general principle of conservatism.

The IPM acquisition was announced on July 7, 2004.  The weighted average closing share price from June 1, 2004 to July 31, 2004 on the TSX Venture exchange was $0.33.  Just over 405,000 shares traded during that time which is quite nominal.  Average daily trading volume was only 12,663 shares.  The stock price was anywhere from $0.26 to $0.39 during the period (see attached Schedule A. Normal private placement terms are a 30% or higher discount to market in these circumstances.  Discounting $0.33 by 30% we get $0.23 cents per share.  Other calculations per our previous response also supported this calculation.

To clarify a previous point, our previous response indicated that we carried out a Black-Scholes based estimate that seemed to support the $0.23 value.  The Black-Scholes calculation was not done for any other reason than to provide back-up.  It was not the primary source of the calculation.

1)

We have read and considered your response to comment 6. We note from your response that you acquired the business assets of the VOIP line of IPM, and that you did not acquire any patents, customer relationships etc.  In light of the significant amount of goodwill recognized, it appears that you acquired the VOIP line of business rather than solely the VOIP business assets as you indicated in your response.  Please explain.  Refer to EITF 98-3.  Also tell us and disclose how you fair value the business assets acquired, and why the amount represents fair value.

There appears to be confusion between what was said in our previous letter as compared to what was stated in the financial statements.  To clarify we did in fact purchase the VOIP business as outlined in EITF 98-3 and as stated in Note 4 to the financial statements.

In order to determine the fair value of the business assets we acquired we examined each asset being received and considered factors such as age, usefulness and book value to determine whether and impairment was necessary or any more value could be assigned to the asset.  We also examined the fair values, if any of other net assets that had not been recognized by IPM at the date of acquisition.  After this was completed, the remaining unallocated portion of the purchase price was allocated to Goodwill.  This is in accordance with CICA Handbook section 1581, paragraph 40 and is also the guidance provided by SFAS 141.  The fact that IPM did not sell its assets which allowed the business to continue in a distress sale also was one of the factors considered in determining fair value.  The total fair value of the transaction was determined by valuing the asset given up being the shares of TransAKT.

2)

We note your revision to exhibit 31.3 and 31.4.  However, we note that your revised certifications did not conform exactly with the form of Rule 13a-14(a) or Rule 15d-14(a) certification set forth within Instructions to exhibit 12 of Form 20-F.  For example, Item 6 of the certification should be removed entirely, and Item 5(d) should be provided in accordance with the format prescribed by the Instructions to exhibit 12 of Form 20-F.  Please confirm to us that you will revise your certifications to conform exactly with the form of Rule 13a-14(a) or Rule 15d-14(a) in future filings.

We confirm that we will revise our certifications to conform exactly with the form of Rule 13a-14(a) or Rule 15d-14(a) in future filings.

Yours truly,

TRANSAKT CORP.

“signed”

Riaz Sumar

Chief Financial Officer